CONSENT OF EXPERT

March 30, 2012

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Peter Perkins, do hereby consent to the filing of the written disclosure regarding the technical report entitled the "Technical Report for the Perama Hill Project, Thrace, Greece" dated March 15, 2010 and effective January 28, 2010 and of extracts from or a summary of the technical report and other information pertaining to the project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the "Company") for the year ended December 31, 2011 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company's Annual Information Form and Annual Report on Form 40-F.

By: ______________________

Peter Perkins, MIMMM, MSAIMM
Jacobs U.K. Ltd.
(Formerly Aker Solutions E&C Ltd.)